UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)
(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Zynerba Pharmaceuticals, Inc.
(Name of Subject Company)

Zynerba Pharmaceuticals, Inc.
(Name of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

98986X109
(CUSIP Number of Class of Securities)

Armando Anido
Zynerba Pharmaceuticals, Inc.
Chairman and Chief Executive Officer
80 W. Lancaster Avenue, Suite 300
Devon, Pennsylvania 19333
(484) 581-7505
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Rachael M. Bushey, Esq.
Jennifer L. Porter, Esq.
Laura K. Umbrecht, Esq.
Goodwin Procter LLP
One Commerce Square
2005 Market St., 32nd Floor
Philadelphia, PA 19103
(445) 207-7800
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Explanatory Note:

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by Zynerba Pharmaceuticals, Inc., a Delaware corporation (“Zynerba” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on August 28, 2023, relating to the tender offer by Xylophone Acquisition Corp., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of Harmony Biosciences Holdings, Inc., a Delaware corporation (“Harmony Biosciences”), to acquire all of the issued and outstanding shares of Zynerba’s common stock, par value $0.001 per share (the “Shares”) for (i) $1.1059 per Share in cash, subject to any applicable withholding of taxes and without interest, plus (ii) one contingent value right per Share, subject to any applicable withholding of taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, filed by Harmony Biosciences and Purchaser with the SEC on August 28, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal filed by Harmony Biosciences and Purchaser with the SEC on August 28, 2023 (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”).

All page references used herein refer to pages in the Schedule 14D-9 before any additions or deletions resulting from the supplemental disclosures, and capitalized terms used herein, unless otherwise defined, have the meanings set forth in the Schedule 14D-9. Underlined and bolded text shows text being added to a referenced disclosure in the Schedule 14D-9 and stricken-through text shows text being deleted from a referenced disclosure in the Schedule 14D-9. Except as specifically noted herein, the information set forth in the Schedule 14D-9, as amended by the Solicitation/Recommendation Statement (Amendment No. 1) on Schedule 14D-9 filed with the SEC on September 14, 2023, the Solicitation/Recommendation Statement (Amendment No. 2) on Schedule 14D-9 filed with the SEC on September 15, 2023, and the Solicitation/Recommendation Statement (Amendment No. 3) on Schedule 14D-9 filed with the SEC on September 27, 2023, remains unchanged. This Amendment is being filed to reflect certain updates as set forth below.

ITEM 8.	ADDITIONAL INFORMATION

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The subsection of Item 8 of the Schedule 14D-9 entitled “Extension of Offer Expiration Date” is amended and supplemented by adding the following paragraph at the end of this subsection:

On September 29, 2023, Zynerba issued a press release reminding its stockholders to tender their Shares to Purchaser pursuant to the Offer before 5:00 p.m. (New York City time) on October 10, 2023. A copy of the press release is filed as Exhibit (a)(5)(M) to the Schedule 14D-9 and is incorporated herein by reference.

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(M)*	Press Release issued by Zynerba Pharmaceuticals, Inc., dated September 29, 2023.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 29, 2023

Zynerba Pharmaceuticals, Inc.

	By:	/s/ Armando Anido
	Name:	Armando Anido
	Title:	Chairman and Chief Executive Officer